Exhibit H (2)

Expense Limitation Agreement


Money Management Associates, L.P.
1001 Nineteenth Street, North
Arlington, Virginia   22209


April 1, 2001

American Gas Index Fund, Inc.
4922 Fairmont Avenue
Bethesda, MD 20814

      Re: <u>Expense Limitation Agreement</u>

Dear Sirs:

This will confirm the expense limitation agreement (the "Agreement") between American Gas Index Fund, Inc. (the "Fund") and Money Management Associates, L.P. (the "Adviser").

1.   *Expense Limitation*. If in any fiscal year the Fund's total annual operating expenses exceed 1.25% of the Fund's average daily net assets, the investment advisory fee payable to the Adviser under the Investment Advisory Contract dated April 1, 2001 between the Adviser and the Fund, shall be reduced by the amount of such excess. For purposes of this Agreement, the Fund's "total annual operating expenses" shall include, without limitation, any fees or expenses incurred during the course of the ordinary operations of the Fund, but shall exclude interest, taxes, brokerage commissions, extraordinary legal expenses, or any other extraordinary expenses (as determined under generally accepted accounting principles) not incurred in the ordinary course of the Fund's business. Any reduction in the investment advisory fee shall be made monthly by annualizing the Fund's operating expenses for each month as of the last day of such month. An adjustment shall be made on or before the last day of the fiscal year if the Fund's total annual operating expenses for such fiscal year does not exceed 1.25%.

2.   *Term and Termination*. This Agreement shall become effective on the date above written and shall continue until the first anniversary thereof. Thereafter, this Agreement shall automatically renew for one-year terms unless the Adviser provides written notice to the Fund at the above address of the termination of this Agreement, which notice shall be received by the Fund at least 30 days prior to the end of the then-current term. In addition, this Agreement will terminate automatically in the event of the termination of the Investment Advisory Contract between the Adviser and the Fund.

3.   *Governing Law*. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, provided that nothing herein shall be construed in a manner inconsistent with the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or rules, orders or interpretations of the Securities and Exchange Commission or its staff thereunder.

4.   *Severability*. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

If the foregoing is in accordance with your understanding of the Agreement between us, please indicate your approval by signing and returning a copy of this letter to the Adviser at the address above.

      Very truly yours,
      MONEY MANAGEMENT ASSOCIATES, L.P.

      Money Management Associates, Inc.,
      General Partner

      By: /s/ Webb C. Hayes, IV

Agreed to:
AMERICAN GAS INDEX FUND, INC.

By: /s/ Stephenie E. Adams